Famous Footwear.

Naturalizer

FRANCO SARTO

LifeStride
fashion. sense.

VIA SPIGA

Bass

ETIENNE AIGNER

Dr Scholl's
FOOTWEAR

CARLOS
BY CARLOS SANTANA

Nickels
Soft

HOTKISS.

Buster Brown

shoes.com

BROWN SHOE

THE LEADER IN FOOTWEAR®

Investor Update | January 2006

  

This presentation by Brown Shoe Company, Inc. contains certain forward-looking statements, including without limitation, statements made concerning forward looking guidance on Sales, Earnings Per Share (EPS), Net Earnings, Adjusted Net Earnings, EBITDA, Adjusted EBITDA and Debt to Capital ratio. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) general economic conditions and the consumer's preferences and purchasing patterns, which may be influenced by consumers' disposable income; (ii) the uncertainties of pending litigation; (iii) intense competition and continuing consolidation within the footwear industry; (iv) political and economic conditions or other threats to continued and uninterrupted flow of inventory from Brazil and China, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (v) the integration of the Bennett business; and (vi) the Company's ability to successfully implement its plan to strengthen the Naturalizer brand. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors. Some of the statements herein, as indicated, speak only as of the date they were initially made. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— January 9, 2006



Today's Topics – NYSE: BWS

1) The BWS Story – Re-Shaping Our Platform

2) Enterprise-wide strategies

3) Financial results

Brown Shoe Today -- $2.3 Billion in Sales Projected for 2005

Unique wholesale-retail platform. Building our brands and retail concepts to gain market share while delivering style to the consumer.



2001

29% Wholesale

71% Retail

Projected 2005

38% Wholesale

62% Retail

Mass Merchandisers **$250 million**

Department & Specialty Stores **$400 million**

Bennett **$200 million**

Specialty Footwear Retail **$230 million**

Famous Footwear

900 retail stores in the U.S. **$1.2 billion**

Remaking BWS –

1) **Operating Earnings –** from 2001 to 2005, GAAP operating earnings are expected to grow from $11mm to approximately $84mm; on an adjusted basis, operating earnings are expected to nearly double from $50mm to about $100mm. Please see Appendix for calculation of this measure.

2) **Famous Footwear turnaround –** following extensive work in product assortments, merchandising, inventory management and store remodeling, our operating margin increased 400+ basis points to >5% in 2004 compared to 2001

3) **Brand-building focus at Wholesale –** focus on our wholesale brand-building continues to drive market share improvement

4) **Growing our portfolio –** acquisition of Bennett, Bass license, Disney license, Shoes.com and launch of Carlos by Carlos Santana

---

Shareholder Return – over the last 5 years, we have delivered a 25.6% CAGR (compound annual growth rate) increase in shareholder value – 27.6% when accounting for reinvested dividends



01/03/06 Stock Close = $42.35

* Peer Group as identified in our 2004 Proxy



Operating Margin* Improvement at Famous Footwear

* See Appendix for calculation.



Department Store Market Share for our Women's Fashion Footwear Brands

5.8% 6.4% 7.6% 7.9% 12.4%

Source: NPD Group Reported POS Dollar Volume: 2005 reflects12 months (through Aug 2005) of BWS + Bennett brands



BROWN SHOE

Overview of our Wholesale Businesses:

Our Rank among Wholesalers

Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)

After Acquisition

■ Brown Wholesale
□ Bennett Footwear Group

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending July, 2005.

Overview of our Wholesale Businesses:

Our Portfolio of Brands – 46% Market Share in Moderate Zone
(women's)

   

Zone Rank	No. 1 Moderate	No. 3 Moderate	No. 3 men No. 18 women Moderate	No. 11 Junior

Source: NPD Group Reported POS Dollar Volume.
12 Months ending July, 2005.

THE LEADER IN FOOTWEAR

Overview of our Wholesale Businesses:

Our Portfolio of Better/Bridge Brands – 17% Market Share in Better Zone

   

Zone Rank	No. 9 Bridge	No. 2 Better	No. 9 Better	No. 13 Better

Source: NPD Group Reported POS Dollar Volume.
12 Months ending July, 2005.

Overview of our Wholesale Businesses:

Our Portfolio of Brands – Mid-tier and Mass


CONNIE
EUROstep
fanfares
westport


Dr Scholl's
FOOTWEAR


Buster Brown
with ToeZone


Buster Brown
Dr Scholl's
Barbie
STAR WARS
Disney
MICKEY MOUSE
Winnie the Pooh
POWER RANGERS SPD
Cars

A leading footwear vendor at Wal-Mart, Target & Payless

Overview of our Retail Businesses:


Our Rank Among Top Footwear Retailers
Share of Footwear Sales by Retailer*
% Share of Dollars
8
7
6
5
4
3
2
1
0
Wal-Mart
Payless
Footlocker
Federated+May
Famous Footwear
JC Penney
Nordstrom
Finish Line
Kohl's
Target
DSW
Sears
Dillard's
Kmart
Shoe Carnival

Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending July 2005. Famous Footwear's share calculated using internal information.

Overview of our Retail Businesses:

Our Portfolio of Retail Concepts – 1300 Stores, 5 Web-stores

  

Zone Rank ▷	No. 1 Family, branded	No. 4 Women's specialty	No. 3 Internet footwear
Retail Brands	Famous Footwear Factory Brand Shoes	Naturalizer Via Spiga stores FX LaSalle	Shoes.com Naturalizer.com Famousfootwear.com

Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending July 2005.

THE LEADER IN FOOTWEAR



BWS Enterprise-Wide Strategies for Sustainable Growth:

1) **Create differentiation** –creating competitive advantage by differentiating our stores, our footwear, and our brands

2) **Delight consumers with style** – raising the style quotient of our footwear assortments to win consumer preference for our brands

3) **Leadership in Speed-to-Market** – enhancing processes to develop and deliver the most current, trend-right product to our customer within the shortest possible lead time – thereby increasing sell-throughs and reducing markdown risk.

4) **Building value via our portfolio of brands** – building a portfolio of relevant and differentiated brands that target the needs and desires of our consumers

Balance Growth + Investment – delivering earnings performance while investing for the future

THE LEADER IN FOOTWEAR

Enterprise-wide
Strategy # 1

Creating Differentiation at Famous Footwear

- Improved Product: More brands, more current, more trend-right

- Redesigned Stores

- Improved shopping experience

    → Fashion + Branded Value, _not_ Price

- Innovative marketing

  

BROWN SHOE

Enterprise-wide
Strategy # 1

Creating Differentiation at Naturalizer

- Introducing a new sense of style for brand

- Improving our retail platform

- Improved our wholesale business model

- Enhanced product styling



Market Share Rank in U.S. Department Store Channel*

Increased Wholesale Distribution



Taking Brand Image to Next Level



Improving Store Base

•Source: NPD Group/NPD FashionWorld
Footwear Point-of-Sale Data, 1998-2004

BROWN SHOE



FRANCO SARTO

Enterprise-wide
Strategy # 2

Delighting the Consumer with Style -- Top Department Store Brands

- Leading designers (e.g. Franco Sarto) acquired with Bennett
- Product development and Style & Trend functions centralized; augmented with Italian design talent
- Exclusive product programs with major retailers

Share Rank* Of Market	Share Rank* Of Zone	Brand	Zone
2nd	1st	Naturalizer	Moderate
7th	2nd	Franco Sarto	Better
10th	3rd	Life Stride	Moderate
30th	9th	Etienne Aigner	Better
35th	9th	Via Spiga	Bridge
43rd	13th	Carlos by Carlos Santana	Better
56th	9th	Dr. Scholl's	Moderate – Junior
85th	18th	Bass – women's	Moderate

Source: NPD Group Reported POS Dollar Volume. 12 Months ending July, 2005.



Enterprise-wide
Strategy # 3

Speed-to-Market

- Providing the consumer with fashion closer to need

    - Enhancing Retail Planning & Analysis

    - Stronger focus on sell-through and inventory flow

    - Standardizing Design, Development, & Production

    - World-class logistics and customer support

    - Worldwide sourcing capability (staff of 600 in China and Brazil)

THE LEADER IN FOOTWEAR

Enterprise-wide
Strategy # 4

Building our Portfolio -- Recent Acquisitions of Brands and Licenses

- Creating a portfolio of brands and licenses that garners greater market penetration











shoes.com

2001

CARLOS

2001

Bass

February 2004

Disney
Buster Brown & Co.

August 2004

Bennett Footwear Group

FRANCO SARTO
Etienne Aigner
NICKELS Soft
VIA SPIGA

April 2005



Enterprise-wide
Strategy # 4

Growing our Portfolio – Bennett acquisition – the perfect fit for BWS

- Strong brands in better and bridge zones complement our strength in moderate

- Increases our share-of-market in women's fashion footwear

- Growing business with strong market share and healthy operating margins

- First-class talent – in management and at design levels

- Transition going smoothly

- **In 2005**: Expected to add $200 million in sales and be accretive (9 months) by $0.15-$0.20 per diluted share

- **In 2006**: Expected accretion of $0.30 per diluted share

THE LEADER IN FOOTWEAR



stars in her own life

Earnings & Guidance

BROWN SHOE

2005 Guidance – Reaffirmed 01/09/06

Diluted Earnings Per Share	2005 Estimated	2004	
Guidance (GAAP Basis)	$1.92 - $2.07	$2.30	Actual EPS (GAAP Basis)
Tax cost to repatriate foreign earnings	$0.55	$0.18	Bass transition costs
Cost to restructure Naturalizer	$0.50 - $0.45	$0.12	Bond guarantee charge
Bridge loan fee	$0.03	$0.02	Environmental litigation
		($0.05)	Tax reserve recovery
Adjusted EPS on non-GAAP basis for comparison purposes	$3.00 - $3.10	$2.57	

	Q4-2005 Estimated	Q4-2004	
Guidance (GAAP Basis)	$0.46 - $0.61	$0.46	Actual EPS (GAAP Basis)
Cost to restructure Naturalizer	$0.24 - $0.19	$0.12	Bond guarantee charge
Tax cost to repatriate foreign earnings	$0.04	($0.05)	Tax reserve recovery
Adjusted EPS on non-GAAP basis for comparison purposes	$0.74 - $0.84	$0.53	

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

BROWN SHOE

EBITDA*

(in millions)	2003		2004		2005 Estimated Range Low		--	High
EBITDA*	$	103.6	$	95.7	$	120.9	$	125.0
Special Charges								
Naturalizer Restructuring		-		-		16.0		14.0
Bass Transition Costs		-		5.6		-		-
Bond Guarantee Charge		-		3.5		-		-
Environmental Litigation		3.1		0.6		-		-
Canada Factory Closure		4.5		-		-		-
Adjusted EBITDA	$	111.2	$	105.4	$	136.9	$	139.0

* EBITDA represents earnings before interest, taxes, depreciation and amortization. See Appendix for components of EBITDA and the reconciliation to net earnings.

Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA are not measures of financial perform ance under GAAP, but are used by some investors to determine a company's ability to service or incur indebtedness. EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be construed as indicators of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of results of operations. EBITDA and Adjusted EBITDA are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.



Conclusion

Short Term – Projecting $2.3 Billion in Sales and $1.92-$2.07 EPS (GAAP) or $3.00-$3.10 Adjusted EPS*(non-GAAP) in 2005

- Bennett expected to be accretive by $0.15-$0.20 in 2005
- Famous Footwear expected to produce a solid year
- Improved operating results expected in Naturalizer, Carlos by Carlos Santana, Children's and Dr. Scholl's

Long-Term – Targeting Sustainable Growth

- Bennett and Naturalizer initiatives expected to increase our earnings potential on a go-forward basis
- Famous Footwear has potential for significant expansion
- Strong, differentiated wholesale brands create margin and market share opportunities
- Bennett strengthens our presence in better/bridge zones
- ExCEL expected to give us product sourcing/speed advantage
- Growth focused on internal expansion and strategic acquisitions
- Targeting high single-digit revenue growth and 10-15% compound earnings growth rate

* See Reconciliation of Net Earnings to Adjusted Net Earnings in the Appendix.



Financial Highlights
& Appendix

Sales and EPS – 2001 to 2005



Sales in Billions

Earnings Per Share

$2.3 Billion

$1.92 – $2.07*

* Includes **$0.55** per share of incremental tax charges from repatriating foreign earnings, **$0.45-$0.50** per share of incremental expense in connection with the Naturalizer restructuring, and **$0.03** per share for a bridge loan fee.

Implement Project IMPACT

Special charges and recoveries included in net earnings and EPS for 2003, 2004 and estimated 2005 are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio
Based on 2004 Pro Forma Sales*


VIA SPIGA
FRANCO SARTO
CARLOS
Etienne Aigner
Private Label
Naturalizer
Brown Shoe
Hot Kiss
Connie
Nickels Soft
Bass
LifeStride
Dr Scholl's
FOOTWEAR

* The 2004 Pro Forma Sales detail includes the Bennett brands as if they had been acquired by Brown Shoe on February 1, 2004. These results are not necessarily indicative of the results that would have been achieved had the acquisition occurred on February 1, 2004.

THE LEADER IN FOOTWEAR

25

Famous Footwear -- Sales by category
Based on 12 months ended January 2005



Appendix: Reconciliation of Net Earnings to Adjusted Net Earnings

	2003		2004		2005 Estimated Range Low		High	
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 46.2	$ 2.48	$ 43.3	$ 2.30	$ 36.4	$ 1.92	$ 39.3	$ 2.07
Special Charges and Recoveries:								
Naturalizer Restructuring	-	-	-	-	9.5	0.50	8.6	0.45
Tax Repatriation	-	-	-	-	10.4	0.55	10.4	0.55
Bridge Loan Fee					0.6	0.03	0.6	0.03
Bass Transition Costs	-	-	3.5	0.18	-	-	-	-
Bond Guarantee Charge	-	-	2.2	0.12	-	-	-	-
Tax Reserve Recovery	-	-	(1.0)	(0.05)	-	-	-	-
Environmental Litigation	2.0	0.11	0.4	0.02	-	-	-	-
Canada Factory Closure	2.7	0.14	-	-	-	-	-	-
Adjusted Earnings	$ 50.9	$ 2.73	$ 48.4	$ 2.57	$ 56.9	$ 3.00	$ 58.9	$ 3.10

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Appendix: Reconciliation of Net Earnings to EBITDA* and Adjusted EBITDA

	2003	2004	2005 Estimated Range Low	-- High
Net Earnings	$ 46.2	$ 43.3	$ 36.4	$ 39.3
Interest Expense, net	9.3	7.5	18.0	18.0
Income Tax Provision	17.4	13.0	27.8	29.0
Depreciation and Amortization	30.7	31.9	38.7	38.7
EBITDA*	$ 103.6	$ 95.7	$ 120.9	$ 125.0
Special Charges				
Naturalizer Restructuring	-	-	16.0	14.0
Bass Transition Costs	-	5.6	-	-
Bond Guarantee Charge	-	3.5	-	-
Environmental Litigation	3.1	0.6	-	-
Canada Factory Closure	4.5	-	-	-
Adjusted EBITDA	$ 111.2	$ 105.4	$ 136.9	$ 139.0

* EBITDA represents earnings before interest, taxes, depreciation and amortization.

Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP, but are used by some investors to determine a company's ability to service or incur indebtedness. EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be construed as indicators of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of results of operations. EBITDA and Adjusted EBITDA are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

BROWN SHOE

Appendix: Debt to Capital Ratio
(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	2005-Est	2004	2003	2002	2001
Total Debt Obligations*	$ 235	$ 142	$ 120	$ 152	$ 216
Total Shareholders' Equity	430	391	350	292	253
Total Capital	$ 665	$ 533	$ 470	$ 444	$ 469
Debt to Capital Ratio**	35%	27%	25%	34%	46%

* Total Debt Obligations include long term debt, current maturities of long-term debt, notes payable and capital lease obligations. 2005 total debt obligations include additional debt related to the Bennett Footwear acquisition.

** Total Debt Obligations divided by Total Capital

Appendix: Reconciliation of Operating Earnings to Adjusted Operating Earnings

(in millions)	2005 Estimated Range		2004	2003	2002	2001
	Low	High				
Operating Earnings	$ 82.2	$ 86.3	$ 63.8	$ 72.9	$ 71.7	$ 11.1
Special Charges and Recoveries						
Naturalizer Restructuring	16.0	14.0	-	-	(0.8)	16.8
Famous Footwear Inventory Write-Down	-	-	-	-	-	16.0
Shared Services Platform Implementation	-	-	-	-	(1.1)	3.5
Famous Footwear New Management Transition	-	-	-	-	-	3.9
Impairment of Shoes.com Goodwill	-	-	-	-	-	1.2
Bass Transition Costs	-	-	5.6	-	-	-
Bond Guarantee Charge	-	-	3.5	-	-	-
Environmental Litigation	-	-	-	3.1	-	-
Canada Factory Closure	-	-	-	4.5	-	-
Adjusted Operating Earnings	$ 98.2	$ 100.3	$ 72.9	$ 80.5	$ 69.8	$ 52.5

Non-GAAP Financial Measures
In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future operating earnings excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.